Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces the completion of its reverse share split

•	Reverse share split through the exchange of ten (10) existing shares with a par value of ten euro cents (€0.10) for one (1) new share with a par value of one euro (€1).

•	Effective date of reverse share split (listing of new shares): September 18th, 2023

Lyon (France) and Cambridge (MA, US), September 18th, 2023 - PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM) (the “Company”), announces the completion today of the reverse share split of the shares composing the Company’s share capital, as decided by the Executive Director on July 27th, 2023, following sub-delegation granted by the Board of Directors on June 23rd, 2023, made in accordance with the twenty-third extraordinary resolution of the General Shareholders’ Meeting of June 23rd, 2023.

The reverse share split involved the exchange of ten (10) existing shares with a par value of ten euro cents (€0.10) (the “Existing Shares”) for one (1) new share with a par value of one euro (€1) (a “New Share”).

The main features of this reverse share split, as detailed in the notice of reverse share split published in the Bulletin des Annonces Légales Obligatoires (BALO) on July 31st, 2023 and in the press release published by the Company on July 27th, 2023, are as follows:

•	Number of Existing Shares subject to the reverse share split: sixty million seven hundred and fifty-one thousand and fifty-four (60,751,054) shares, each with a par value of ten euro cents (€0.10).

•	Number of New Shares resulting from the reverse share split: six million seventy-five thousand one hundred and five (6,075,105) shares with a par value of one euro (€1) each.

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Listing of the New Shares: the New Shares resulting from the reverse share split have been admitted to trading on the Euronext regulated market in Paris, with effect from today, the first day of trading, and have been assigned a new ISIN code (FR001400K4B1).

Shareholders who were unable to obtain a number of shares that is a multiple of ten (10) will be compensated by their financial intermediary in accordance with Articles L. 228-6-1 and R. 228-12 of the French Commercial Code and market practice.

The next steps of the reverse share split will take place according to the following indicative timetable:

September 18th, 2023	Listing of the New Shares

September 19th 2023	Book-entry of the New Shares (Record date)

September 20th, 2023	Date of payment-delivery of the New Shares

Adjustment of the exercise parity of rights or securities giving access to the capital: a subsequent notice will be published in the Bulletin des Annonces Légales et Obligatoires (BALO) to specify the terms of adjustment of the rights of holders of rights or securities giving access to the capital. In connection with the reverse share split described above, The Bank of New York Mellon (“BNY Mellon”), depositary for the Company’s American Depositary Receipt (“ADR”) program, will effect a reverse stock split on such ADR program with an effective date of September 18, 2023. Effective September 18, 2023, ADR holders of the Company will be required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1) new American Depositary Share (“ADS”) (CUSIP: 29604W207) for every ten (10) old ADSs (CUSIP: 29604W108). Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADRs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to ADR holders.

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About PHAXIAM Therapeutics

PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.

PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@erytech.com	NewCap Mathilde Bohin / Dusan Oresansky Investors Relations Arthur Rouillé Medias Relations +33 1 44 71 94 94 phaxiam@newcap.eu

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